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                                                                    Exhibit 99.5
CONTACTS:

LORUS THERAPEUTICS INC.             CANADIAN MEDIA CONTACT:             US MEDIA CONTACT
Corporate Communications            Eliza Walsh                         Jennifer Taylor
Inc. Grace Tse                      Mansfield Communications Inc.       Mansfield Communications
Tel: (416) 798-1200 ext. 380        Tel: (416) 599-0024                 Tel: (212) 370-5045
Email: ir@lorusthera.com            Email: eliza@mcipr.com              Email: jennifer@mcipr.com

      LORUS THERAPEUTICS INC. TO PRESENT RESULTS OF VIRULIZIN(R) MECHANISM
             STUDIES AT THE ASCO GASTROINTESITINAL CANCERS SYMPOSIUM

   -Latest research into Virulizin(R) as an antitumor agent to be presented -

TSX:     LOR
OTC BB:  LORFF

TORONTO, CANADA, JANUARY 22, 2003 - Lorus Therapeutics Inc. ("Lorus") will be attending the American Society of Clinical Oncology (ASCO) Gastrointestinal Cancers Symposium to be held in San Francisco on January 22-24, 2004. An abstract entitled, "Induction of NK cell and macrophage infiltration into tumors may contribute to antitumor activity of Virulizin(R)," has been accepted for presentation. The abstract will also be published in the meeting proceedings. These studies were conducted as a collaboration between Lorus scientists and researchers at the Calcium Research Laboratory, Department of Medicine, McGill University.

Virulizin(R) has demonstrated antitumor activity against a variety of tumors including pancreatic cancer and melanoma. A significant role for an immune-based mechanism of action has been described in this presentation and an earlier study had shown that macrophages, cells involved in innate immunity, are involved in Virulizin(R)-mediated antitumor activity. This presentation will summarize the latest research with animal models into the antitumor mechanism of action of Virulizin(R).

The present study extends the previous findings and identifies natural killer
(NK) cells as participants in Virulizin(R)'s mechanism of action. NK cells constitute another major cellular component of the innate immune system and are essential to early surveillance and removal of cancer cells.

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Virulizin(R) treatment of mice bearing human tumors resulted in increased numbers of both macrophages and NK cells within the implanted tumors. Time course experiments demonstrated that recruitment of these cells to tumors was rapid after initiation of Virulizin(R) treatment, and correlated with early signs of programmed cell death. In mice with NK cell-deficiency, the antitumor activity of Virulizin(R) was greatly reduced. In addition, depletion of macrophages from mice resulted in the loss of the Virulizin(R)-induced increase in NK cells in tumors.

Taken together, these data support a mechanism in which Virulizin(R) induces a rapid and sustained induction of the innate cellular immune system resulting in antitumor activity based on the interplay between macrophages and NK cells.

"The research team at Lorus continues to build upon previous observations and the data being presented are an indication of our deepened understanding of the mechanism by which Virulizin(R) acts as an anticancer agent," said Dr. Jim Wright, chief executive officer of Lorus.

About Lorus

Lorus is a biopharmaceutical company focused on the research and development of cancer therapies. Lorus' goal is to capitalize on its research, pre-clinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination, to successfully manage cancer. Through its own discovery efforts and an acquisition and in-licensing program, Lorus is building a portfolio of promising anticancer drugs. Late-stage clinical developments and marketing may be done in cooperation with strategic pharmaceutical partners. Founded in 1986, Lorus Therapeutics Inc. is a public company listed on the Toronto Stock Exchange under the symbol LOR, and on the OTC BB exchange under the symbol LORFF.

Forward Looking Statements

Except for historical information, this press release contains forward-looking statements, which reflect the Company's current expectation and assumptions, and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. These forward-looking statements involve risks and uncertainties, including, but not limited to, changing market conditions, the Company's ability to obtain patent protection and protect its intellectual property rights, commercialization limitations imposed by intellectual property rights owned or controlled by third parties, intellectual property liability rights and liability claims asserted against the Company, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process, product development delays, the Company's ability to attract and retain business partners and key personnel, future levels of government funding, the Company's ability to obtain the capital required for research, operations and marketing and other risks detailed from time-to-time in the Company's ongoing quarterly filings, annual information form, annual reports and 20-F filings. We undertake no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

Lorus Therapeutics Inc.'s press releases are available through the Company's Internet site: http://www.lorusthera.com.

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